EXHIBIT 99.2

FORM OF

LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

DELMAR PHARMACEUTICALS, INC.

Subscription Rights to Purchase Units
Offered Pursuant to Subscription Rights Distributed to Stockholders and Holders of Participating Warrants of
DelMar Pharmaceuticals, Inc.

[●], 2019

Dear Stockholder:

This letter is being distributed by DelMar Pharmaceuticals, Inc. (the “Company”) to all holders of record of shares of its common stock, $0.001 par value per share (the “Common Stock”) and certain outstanding warrants as of 5:00 p.m., Eastern Time, on May 21, 2019, the record date, in connection with a distribution in a rights offering of non-transferable subscription rights to subscribe for and purchase units. Each unit entitles the holder to one share of the Company’s Series C Convertible Preferred Stock and 125 warrants. Each warrant will be exercisable for one share of Common Stock. The subscription rights and units are described in the prospectus dated [●], 2019 (the “Prospectus”) (a copy of which accompanies this notice).

Pursuant to the rights offering, the Company is issuing subscription rights to subscribe for up to 8,000 units on the terms and subject to the conditions described in the Prospectus, at a subscription price of $1,000 per unit.

The subscription rights may be exercised at any time during the subscription period, which commences on May 29, 2019 and ends at 5:00 p.m., Eastern Time, on June 12, 2019, the expiration date, unless extended in the sole discretion of the Company.

As described in the Prospectus, holders will receive one subscription right for every share of Common Stock (including each share of Common Stock issuable upon exercise of certain outstanding warrants) owned on the record date, evidenced by non-transferable subscription rights certificates. Each subscription right entitles the holder to purchase one unit at the subscription price, which we refer to as the basic subscription right.

Based on 2,652,038 shares of Common Stock outstanding as of May 21, 2019, and 585,626 shares of Common Stock issuable upon exercise of certain outstanding warrants, we would grant subscription rights to acquire 3,237,664 units but will only accept subscriptions for 8,000 units. Accordingly, sufficient units may not be available to honor your subscription in full. If exercises of basic subscription rights exceed the number of units available in the rights offering, we will allocate the available units pro-rata among the record holders exercising the basic subscription rights in proportion to the number of shares of our Common Stock each of those record holders owned on the record date (including shares of Common Stock issuable upon exercise of certain outstanding warrants ), relative to the number of shares owned on the record date by all record holders exercising the over-subscription privilege. If this pro-rata allocation results in any record holders receiving a greater number of units than the record holder subscribed for pursuant to the exercise of the basic subscription rights, then such record holder will be allocated only that number of units for which the record holder subscribed, and the remaining units will be allocated among all other record holders exercising their basic subscription rights on the same pro rata basis described above. The proration process will be repeated until all units have been allocated. If for any reason the amount of units allocated to you is less than you have subscribed for, then the excess funds held by the subscription agent on your behalf will be returned to you, without interest, as soon as practicable after the rights offering has expired and all prorating calculations and reductions contemplated by the terms of the rights offering have been effected, and we will have no further obligations to you.

The Company will not issue fractional shares or warrants. Fractional shares or warrants resulting from the exercise of the basic subscription rights and the over-subscription privileges will be eliminated by rounding down to the nearest whole unit. Any excess subscription payment received by the subscription agent will be returned, without interest or penalty, within 10 business days following the expiration of the offering.

Enclosed are copies of the following documents:

1.	Prospectus
2.	Subscription Rights Certificate
3.	Instructions As to Use of Subscription Rights Certificates
4.	A return envelope, addressed to Broadridge Corporate Issuer Solutions, Inc., the subscription agent

Your prompt attention is requested. To exercise your subscription rights, you should deliver the properly completed and signed subscription rights certificate, with payment of the subscription price in full for each unit subscribed for pursuant to the basic subscription right and over-subscription privilege, if applicable, to the subscription agent, as indicated in the Prospectus. The subscription agent must receive the properly completed and duly executed subscription certificate and full payment of the subscription price, including final clearance of any checks, prior to the expiration date.

You cannot revoke the exercise of your subscription right. Subscription rights not exercised at or prior to 5:00 p.m., Eastern Time, on the expiration date will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC., THE INFORMATION AGENT, TOLL-FREE AT (855) 793-5068.